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                                                                     EXHIBIT 2.2

                      THE THOMSON CORPORATION DELAWARE INC.

                                                     May 14, 2007

SkillSoft Corporation
107 Northeastern Blvd.
Nashua, NH 03062

Ladies and Gentlemen:

Reference is made to the Stock and Asset Purchase Agreement, dated as of October 25, 2006, by and among SkillSoft Public Limited Company ("SPLC"), SkillSoft Corporation ("SkillSoft Inc.", together with SPLC, "SkillSoft")), Thomson Learning Inc. ("Thomson Learning"), Thomson Global Resources, T.N.H. France SARL, T.N.H. Holdings GmbH, The Thomson Corporation (Australia) Pty Ltd and Thomson Information & Solutions Limited (the "Purchase Agreement"). Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Purchase Agreement.

            For good and valuable consideration, The Thomson Corporation Delaware Inc. ("Thomson") and SkillSoft hereby agree as follows:

      1.    In lieu of the Purchase Price adjustment set forth in section
            Section 1.7 of the Purchase Agreement, including, among other things, with respect to Audited 2005 Expenses that are greater than $174,500,000 and less than or equal to $191,400,000 (the "Expense Amount"), the Purchase Price shall be reduced by $15,262,430 (the "Purchase Price Adjustment") for a Purchase Price of $269,737,570.

      2. If the aggregate amount of the accounts receivable of the Business outstanding as of the Closing Date shall not have been collected during the period ending on the date (the "Measuring Date") that is the earlier to occur of (i) twelve (12) months after the due date of any such accounts receivable and (ii) six (6) months after the Closing Date, and the aggregate amount of such uncollected accounts receivable exceeds the amount reserved for uncollected accounts receivable on the Final Closing Working Capital Statement ("Excess Uncollected Receivables"), SkillSoft shall deliver notice to Thomson of the amount of any Excess Uncollected Receivables, together with support for SkillSoft's calculation of such amount ("Notice"). Within ten (10) days of Thomson's receipt of Notice, Thomson shall pay to SkillSoft an amount equal to the amount of the Excess Uncollected Receivables; provided, however, that the aggregate payment for the Excess Uncollected Receivables (the "AR Payment") shall not exceed $4,883,430 (the "Cap"). Notice may be given from time to time and at any time until that date which is ten (10) days after the date six (6) months after the Closing Date, so long as the amount of Excess Uncollected Receivables demanded in any Notice other than the final Notice is at least $2,000,000 and the amount

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            demanded in the final Notice is the actual amount remaining, which amount shall not exceed the amount remaining under the Cap.

      3. SkillSoft agrees that except for the determination of the Final Closing Working Capital Statement as set forth in Section 1.8 of the Purchase Agreement, it shall have no claims with respect to any Purchase Price adjustment or breach of the representations or warranties set forth in Section 2.24 of the Purchase Agreement and shall not have indemnification or any other claims relating to the Expense Amount or any other items set forth in Section 1.7 of the Purchase Agreement, accounts receivable of the Business or the representations and warranties set forth in Section 2.24. Except for the determination of the Final Closing Working Capital Statement as set forth in Section 1.8 of the Purchase Agreement, the Purchase Price Adjustment and any AR Payment described herein shall constitute SkillSoft's full and exclusive remedy against Thomson, the Sellers and their respective Affiliates with respect to the Expense Amount and the adjustment of the Purchase Price pursuant to
            Section 1.7, accounts receivable of the Business and the representations and warranties set forth in Section 2.24.

      4. This letter agreement may be executed by the Parties on one or more counterparts, and all of such counterparts shall be deemed to constitute one and the same instrument. This letter agreement may be delivered by facsimile transmission of the relevant signature pages hereof.

      5. This letter agreement shall be governed by, and construed in accordance with, the law of the State of New York applicable to contracts to be fully performed therein.

      6. Any term or provision of this letter agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree to negotiate in good faith to modify this letter agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated by this letter agreement are consummated as originally contemplated to the greatest extent possible, and this letter agreement shall be enforceable as so modified.

      7. All disputes with respect to this letter agreement shall be resolved in accordance with Section 12.11 of the Purchase Agreement.

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           Please confirm your agreement with the foregoing by signing below.

                                           Yours truly,

                                           THE THOMSON CORPORATION DELAWARE INC.

                                           By: /s/ Steven A, Moll

                                           Title: Assistant Secretary

ACCEPTED AND AGREED:

SKILLSOFT PUBLIC LIMITED COMPANY

By: /s/ Jerald A. Nine, Jr.

Title: Chief Operating Officer

SKILLSOFT CORPORATION

By: /s/ Jerald A. Nine, Jr.

Title:_Chief Operating Officer

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